Exhibit 99.77

Press Release

for immediate release

PROMETIC RECEIVES RARE PEDIATRIC DISEASE DESIGNATION FROM U.S. FDA FOR SMALL MOLECULE DRUG CANDIDATE, PBI-4050

•	Rare Pediatric Disease Designation granted for the treatment of patients with Alström syndrome

•	Third Rare Pediatric Disease Designation obtained by Prometic

LAVAL, QUEBEC, CANADA, – August 7, 2018 – Prometic Life Sciences Inc. (TSX: PLI) (OTCQX: PFSCF) (“Prometic”) today announced that the U.S. Food and Drug Administration (FDA) has granted a Rare Pediatric Disease Designation to its small molecule drug candidate, PBI-4050, for the treatment of Alström syndrome (AS). In addition to the Rare Pediatric Disease Designation, PBI-4050 was previously granted Orphan Drug Designation by the FDA and the EMA for the treatments of AS and idiopathic pulmonary fibrosis (IPF) as well as PIM (Promising Innovative Medicine) designation by the Medicines and Healthcare products Regulatory Agency (MHRA) for the treatment of IPF and AS.

“This is the first pediatric designation granted by the FDA to our small molecule drug candidate PBI-4050 and the third overall, following the previous two granted for our plasma-derived therapeutics candidates. This highlights the depth and value of our two drug discovery platforms,” said Mr. Pierre Laurin, President and Chief Executive Officer of Prometic. “We look forward to discussing the potential regulatory approval pathway to bring this innovative therapy to pediatric patients with Alström syndrome during our upcoming meeting with the FDA.”

The FDA grants Rare Pediatric Disease Designations for serious or life-threatening diseases wherein the serious or life-threatening manifestations primarily affect individuals aged from birth to 18 years, including age groups often called neonates, infants, children, and adolescents. If and when approved, Prometic’s PBI-4050 could be eligible to receive a rare pediatric disease priority review voucher.

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More about Alström syndrome:

Alström syndrome is a rare inherited autosomal recessive syndrome characterized by the onset of obesity in childhood or adolescence, Type 2 diabetes, often with severe insulin resistance, dyslipidemia, hypertension and severe multi-organ fibrosis involving the liver, kidney and heart. Alström syndrome is also characterized by a progressive loss of vision and hearing, a form of heart disease that weakens the heart muscle (dilated cardiomyopathy), and short stature. This disorder can also cause serious or life-threatening medical problems involving the liver, kidneys, bladder, and lungs. The clinical manifestations of Alström syndrome vary in severity, and not all affected individuals have all of the features associated with the disorder.

More about PBI-4050

PBI-4050 is an orally active lead drug candidate with excellent safety and efficacy profiles demonstrated in a large number of animal models of fibrosis affecting different organs, including the lung, liver, heart, kidney, and pancreas. The effects of PBI-4050 demonstrated in animal models have been replicated in Phase 2 studies in idiopathic pulmonary fibrosis (IPF), in metabolic syndrome with type 2 diabetes and in Alström syndrome. PBI-4050 is entering pivotal placebo-controlled Phase 3 clinical trials for the treatment of IPF and has already begun placebo-controlled Phase 2 trials in metabolic syndrome and type 2 diabetes patients.

About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is a publicly traded (TSX symbol: PLI) (OTCQX symbol: PFSCF) biopharmaceutical corporation with two drug discovery platforms focusing on unmet medical needs. The first platform (small molecule therapeutics) stems from the discovery of two receptors which we believe are at the core of how the body heals: namely, promoting tissue regeneration and scar resolution as opposed to fibrosis. One of the lead drug candidates emerging from this platform, PBI-4050, is expected to enter pivotal phase 3 clinical trials for the treatment of Idiopathic Pulmonary Fibrosis (IPF). The second drug discovery and development platform (plasma-derived therapeutics) leverages Prometic’s experience in bioseparation technologies used to isolate and purify biopharmaceuticals from human plasma. The Corporation’s primary goal with respect to this second platform is to address unmet medical needs with therapeutic proteins not currently commercially available, such as Ryplazim™ (plasminogen). We are also leveraging this platform’s higher recovery yield potential to advance established plasma-derived therapeutics such as Intravenous Immunoglobulin (IVIG). Furthermore, the Corporation is continuing to secure its plasma supply through the execution of third party contracts and expansion of its own collection activities for its plasma processing needs. The Corporation also provides access to its proprietary bioseparation technologies to enable pharmaceutical companies in their production of non-competing biopharmaceuticals. Recognized as a bioseparations expert, the Corporation derives revenue from this activity through sales of affinity chromatography media which contributes to offset the costs of its own R&D investments.

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We are headquartered in Laval, Quebec (Canada) and have R&D facilities in Canada, the United Kingdom (“UK”) and the United States (“USA”), manufacturing facilities in Canada and the Isle of Man and corporate and business development activities in Canada, the USA, and Europe.

Forward Looking Statements

This press release contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in Prometic’s Annual Information Form for the year ended December 31, 2017 under the heading “Risk and Uncertainties related to Prometic’s business”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise.

For further information please contact:

Corporate Contacts:

Pierre Laurin

President and CEO

Prometic Life Sciences Inc.

p.laurin@prometic.com

450.781.0115

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Frederic Dumais

Senior Director, Communications & Investor Relations

Prometic Life Sciences Inc.

f.dumais@prometic.com

450-781-0115

Investor Contact:

Bob Yedid

LifeSci Advisors

bob@lifesciadvisors.com

646-597-6989

Media Contact:

Matt Middleman, M.D.

LifeSci Public Relations

matt@lifescipublicrelations.com

646-627-8384

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